ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE 68102

November 21, 2008

Mark A. Wojciechowski, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	ConAgra Foods, Inc.
Form 10-K for the fiscal year ended May 25, 2008 (“Form 10-K”)
Filed July 23, 2008
File No. 1-07275

Dear Mr. Wojciechowski:

This letter sets forth the response of ConAgra Foods, Inc. (“we” or the “Company”) to the Staff’s comment letter dated November 10, 2008 on the above referenced Form 10-K. We have also included the comment along with our response to aid in the review process.

Form 10-K for the fiscal year ended May 25, 2008

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventories, page 48

1.	We note your disclosure that you principally use the lower of cost or market for valuing inventories other than merchandisable agricultural commodities, such as grain, flour, and major feed ingredient inventories which are principally stated at market value. Please tell us the specific accounting literature you believe permits you to value such inventories at market value. Please also tell us if you are applying certain literature by analogy, and if applicable, why you believe the analogy is appropriate.

Response:

The inventories carried at market value include agricultural commodity inventories related to our agricultural trading, merchandising and processing businesses. As of May 25, 2008, such commodity inventories were reflected both in “inventory” and in “assets held for sale” in the Company’s balance sheets. The Company, as well as all of the other significant participants in these agricultural commodities trading and processing businesses, as a matter of industry practice consistently applied for many years, have accounted for these agricultural commodity inventories at market value. These commodity inventories are stated at market value under the provisions of ARB 43, Chapter 4, Statement 9, which states:

“Only in exceptional cases may inventories properly be stated above cost. For example, precious metals having a fixed monetary value with no substantial cost of marketing may be stated at such monetary value; any other exceptions must be justifiable by inability to determine appropriate approximate costs, immediate marketability at quoted market price, and the characteristic of unit interchangeability.”

The Discussion of Statement 9 states:

“It is generally recognized that income accrues only at the time of sale, and that gains may not be anticipated by reflecting assets at their current sales prices. For certain articles, however, exceptions are permissible. Inventories of gold and silver, when there is an effective government-controlled market at a fixed monetary value, are ordinarily reflected at selling prices. A similar treatment is not uncommon for inventories representing agricultural, mineral, and other products, units of which are interchangeable and have an immediate marketability at quoted prices and for which appropriate costs may be difficult to obtain.”

As is stated in the discussion of Statement 9, it is common practice to record agricultural commodity inventories at fair market value. The Company’s position is that the Committee on Accounting Procedure, through its reference to such accounting practice, was implicitly conceding that the required criteria for recording inventories at market value for such commodity inventories were met. The Company’s analysis of each of these criteria for the grain and flour inventories in question follows:

1.	Inability to determine appropriate approximate costs – Despite the existence of modern accounting software, there are many obstacles to assigning historical cost to units of grain, flour, and feed ingredients inventory and appropriately relieving such costs upon sale of inventory.

a.	In the grain merchandising industry, grain is held in large storage facilities, often with Company-owned grain and third party-owned grain in the same bins with nothing to physically distinguish between the inventory owned by one party or another.

b.

When grain inventory is received, whether from a grain producer or another grain merchandiser, it is assigned a grade based on the quality of the grain, moisture content, and the degree of foreign matter present. The fair market value of the grain is in part based upon the grade and type. It is routine practice within the industry to blend grain of different grades and types in order to maximize the quantity of higher-grade inventory, which will result in greater sales prices. There is no way to determine the actual amount of one grade mixed with another grade to produce an improved blended grade of inventory, or even whether the inventory being blended was originally purchased by the Company or was third-party owned inventory. Similarly, in certain agricultural processing industries, such as the flour milling industry, it is common practice to blend grain of different grades in order to maximize the quantity of grain that can be further processed into flour. Grain is received into and issued from storage silos, often over a period of several years, with the silo seldom being completely emptied. If one attempted to determine cost under the average cost method, this would require tracking an accumulation of inventory acquired, blended, and partially utilized over many years, thereby resulting in a cost that is not representative of an average cost over a reasonable business cycle. The fact that varied grades of grain are continuously blended to produce different grades of grain precludes reasonable application of a FIFO method of inventory costing.

c.	These businesses create value through the procurement and sale of commodity products, and the effective operation of these businesses is dependent on the tracking and management of commodity inventory market values, which can fluctuate significantly. All procurement and sales transactions are negotiated and settled based upon market values of the commodities. Inventory cost information, therefore, is not relevant to the profitable operations of these businesses.

d.	Although it is possible that the technical capability exists to design accounting software to track inventory costs in these industries, to our knowledge, such accounting systems have not been developed for, marketed to, or implemented by participants in these industries. As a result, development and implementation of such systems and software applications to track inventory cost would be impractical.

2.	Immediate marketability at quoted market price – Market prices are readily available from various boards of trade with ample data with which to factor in basis differences between various Company-owned storage locations.

3.	The characteristic of unit interchangeability – Grain, flour, and feed stock inventories are clearly commodities for which quantities of various quality grades are interchangeable.

Based on these factors, the Company concludes that grain inventories constitute one of the “exceptional cases” which continue to meet the criteria required by ARB 43 for recording inventories at fair market value.

The Company also believes additional support exists in analogous literature. Specifically, the AICPA’s Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives, paragraph 5.02, provides that “inventories of harvested crops…may be valued at the lower of cost-or-market or, in accordance with established industry practice, at sales price less estimated costs of disposal, when…1) the product has a reliable, readily determinable, and realizable market price, 2) the product has relatively insignificant and predictable costs of disposal, and 3) the product is available for immediate delivery.”

The Company’s analysis of each of these criteria for the grain and flour inventories in question follows:

1.	The product has a reliable, readily determinable, and realizable market price – As noted above, market prices are readily available from various boards of trade with ample data with which to factor in basis differences between various Company-owned storage locations.

2.	The product has relatively insignificant and predictable costs of disposal – Disposal costs consist principally of freight and commission costs which clearly meet these criteria.

3.	The product is available for immediate delivery – The Company’s inventories are maintained in a condition that would allow for immediate delivery.

Based on the inventory characteristics and factors described above, the Company believes each of these criteria is clearly met. The Company acknowledges that its grain merchandising business and flour milling business do not meet the definition of an agricultural producer, per the guide. However, the Company believes that in addition to the direct applicability of ARB 43 cited above, the application, by analogy, of the aforementioned Audit and Accounting Guide, is also appropriate due to the following factors:

1.	The creation of value for producers’ businesses and for the Company’s operations are both dependent on effective tracking and management of inventory market values; and

2.	The economic characteristics of the Company’s inventories are very similar to those of agricultural producers.

Finally, the Company notes that the Financial Accounting Standards Board has an ongoing project, in connection with the proposed FASB Staff Position, Amendment of the Inventory Provisions of Chapter 4 of ARB No. 43. The Company continues to monitor this project and expects to timely consider and implement appropriate changes to its accounting policies and procedures, if required, once the outcome of the project is finalized.

***

ConAgra Foods acknowledges that:

•	the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the Company;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be willing to discuss with you any additional comments the Staff may have. Please contact me at 402-595-5381 with questions or comments on this response letter.

Very truly yours,

/s/ John F. Gehring, Jr.
John F. Gehring, Jr.
Senior Vice President and Corporate Controller (Principal Accounting Officer)

cc:	Andre Hawaux
(Executive Vice President, Chief Financial Officer, ConAgra Foods, Inc.)

Colleen Batcheler
(Senior Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.)